
07084324

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
DEC 17 2007
SECTION

FORM CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

Riken Densen Kabushiki Kaisha
(Name of Subject Company)

Riken Electric Wire Co., Ltd.
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

The Furukawa Electric Co., Ltd.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Riken Electric Wire Co., Ltd.
12-22, Tsukiji 1-chome, Chuo-ku, Tokyo 104-0045, Japan
+81-3-3542-3711
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:
Legal Department
The Furukawa Electric Co., Ltd.
2-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8322, Japan
+81-3-3286-3039

Theodore A. Paradise
Davis Polk & Wardwell
Izumi Garden Tower 33F
6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6033, Japan
+81-3-5561-4421

December 13, 2007
(Date Tender Offer/Rights Offering Commenced)

This Amendment No. 1 ("Amendment No. 1") amends the Form CB initially submitted in paper to the Securities and Exchange Commission (the "Commission") on December 14, 2007 by The Furukawa Electric Co., Ltd. ("Initial Form CB").

PART I INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) English language translations of following documents are attached as exhibits to this form:

Exhibit Number	Description	Page
I-A	Notice Regarding Riken Electric Wire Company Limited Becoming a Wholly Owned Subsidiary of The Furukawa Electric Co., Ltd. through a Share Exchange.	*
I-B	Notice of Partial Amendment to the Articles of Incorporation	*
I-C	Notice of Dividends from Surplus	*
I-D	Notice regarding the Extraordinary General Shareholders' Meeting	*
I-E	Public Notice regarding a Share Exchange without a Resolution of Shareholders Meeting by The Furukawa Electric Co., Ltd.	5
I-F	Public Notice of Setting the Record Date for the Convocation of the Extraordinary General Shareholders Meeting by Riken Electric Wire Company Limited	6

(b) Not applicable.

* Previously submitted on Initial Form CB.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included on the first page of each document listed in (a) above.

PART II INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Fair and accurate English language translations or summaries of the following documents are attached as exhibits to this form:

Exhibit Number	Description	Page
II-A	Extraordinary Report by The Furukawa Electric Co., Ltd. dated December 13, 2007	*
II-B	Extraordinary Report by Riken Electric Wire Company Limited dated December 13, 2007	*
II-C	Mandatory Document under Article 794-1 of Company Law of Japan (Jizen-Bichi-Syorui) with respect to the Share Exchange transaction with Riken Electric Wire Company Limited dated December 14, 2007 produced by The Furukawa Electric Co., Ltd and kept at its head Office	7

* Previously submitted on Initial Form CB.

(2) Not applicable.

(3) Not applicable.

PART III CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by The Furukawa Electric Co., Ltd. with the Commission concurrently with the furnishing of Initial Form CB on December 14, 2007.

PART IV SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Furukawa Electric Co., Ltd.
Filer

天野 望
(Signature)

Nozomu Amano
General Manager, Legal Department
(Printed Name and Title)

12/19/07
(Date)

(English Language Translation)

Public Notice regarding a Share Exchange without a Resolution of Shareholders Meeting

December 14, 2007

Dear Shareholders,

2-3, Marunouchi 2-chome, Chiyoda-ku, Tokyo
The Furukawa Electric Co., Ltd.
Hiroshi Ishihara, President, CEO & COO

Notice is hereby given that a meeting of Board of Directors of The Furukawa Electric Co., Ltd. (Furukawa) held on December 13, 2007 (Thursday) resolved to execute a share exchange to be effective on April 1, 2008., as a result of which Riken Electric Wire Company Limited having its principle office at 12-22, Tsukiji 1-chome, Chuo-ku, Tokyo, (Riken) becomes a wholly owned subsidiary of Furukawa (the "Share Exchange).

The Share Exchange will be conducted in accordance with the Article 796-3 of Company Law of Japan and proceed without the approval of a general shareholders meeting under the Article 795-1 of Company Law of Japan. Please note that the shareholders of Furukawa opposing the Share Exchange are hereby requested to notify Furukawa of their opposition in writing within two (2) weeks from the day of this Public Notice.

Please also note that those shareholders of Furukawa who request Furukawa to purchase their shares are hereby requested to notify Furukawa of such request in writing specifying the number of your shares, during the 20-day period prior to the effective date of the Share Exchange.

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

(English Language Translation)

Public Notice of Setting the Record Date for the Convocation of the Extraordinary General Shareholders Meeting

Monday, December 31, 2007 (Monday) (however, since the said date, the date before and two days before the said date are non-business days for the administrator of shareholders registry, the actual record date will be Friday, December 28, 2007) shall be the Record Date for the extraordinary general shareholders meeting scheduled to be held on Wednesday, February 13, 2008 and shareholders entered or recorded on the last shareholders registry or the beneficial shareholders as of the Record Date shall be the shareholders entitled to exercise their voting rights at the above mentioned extraordinary general shareholders meeting.

December 14, 2007

Riken Electric Wire Company Limited
President & CEO
Shiro Hashimoto

Administrator of shareholders registry and its operation place

33-1, Shiba 3-chome, Minato-ku, Tokyo

The Chuo Mitsui Trust and Banking Company, Limited

Place of the operation

33-1, Shiba 3-chome, Minato-ku, Tokyo

The Chuo Mitsui Trust and Banking Company, Limited / Head Office

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

(English Language Summary)
Mandatory Document under Article 794-1 of Company Law of Japan
(Jizen-Bichi-Syorui)
with respect to the Share Exchange transaction with Riken Electric Wire Company Limited
dated December 14, 2007
produced by **The Furukawa Electric Co., Ltd** and kept at its head Office

I Share Exchange Agreement

Share Exchange Agreement is included in the Extraordinary Report by The Furukawa Electric dated December 13, 2007, and available in Exhibit II-A attached to our Form CB filed on December 14, 2007.

II Appropriateness of the subject matter of item 1 and item 2 of Article 768-1 of Company Law of Japan (allotment and delivery of Furukawa Shares in the Share Exchange)

1. Matters regarding the appropriateness of share exchange ratio

All following items are included in the "Notice Regarding Riken Electric Wire Company Limited Becoming a Wholly Owned Subsidiary of The Furukawa Electric Co., Ltd. through a Share Exchange" and available in Exhibit I-A attached to our Form CB filed on December 14, 2007.

- Calculation of the share exchange ratio
- Calculation method
- Determination of the share exchange ratio

2. Matters regarding the appropriateness of the amount of capital and reserves of an absolute parent company.

(1) The amounts of stated capital, capital reserves and retained earnings reserves increased in connection with the share exchange
  (a) Stated capital: 0 yen
  (b) Capital reserves: the amount determined by Company in accordance with the article 68-1(2)b(2) of Corporate Accounting Rule of Japan
  (c) Retained earnings reserves: 0 yen

(2) The above stated capital and reserves amounts are regarded as appropriate to secure the flexibility under the Company's capital policy.

III Mattes relating to the wholly owned company (Riken Electric Wire Company Limited)

Followings are copies of the Riken Electric Wire Company Limited's Business Report and Consolidated Financial Statements in connection with the last fiscal year (April 1, 2006 to March 31, 2007).

(a copy of a business report)

Business Report

[April 1, 2006 to March 31, 2007]

1. Items relating to the current status of the Group

(1) Progress with business and results

(Overview of the current year)

(Unit: million yen, fractions rounded down)

	Sales	Operating income	Recurring profit	Net income
Consolidated	19,230	504	569	330
Non-consolidated	14,946	428	583	83

(Overview of business operations)

The domestic and Asian economies continued to exhibit healthy trends on the whole this fiscal year, with a steady flow of orders from major clients in the electrical and electronic component industry in spite of soaring prices for crude oil and certain metal materials. Similarly, our operations also remained at a high level.

In addition to focusing on adjustment of our products prices to reflect the soaring prices of key materials such as copper and stainless steel wire, we also pushed ahead with efforts to reduce costs. Elsewhere, we decided to proceed with active capital investment for the increase of productivity and improvement of quality in order to cater to the high level of orders being received on the domestic front.

(Consolidated sales)

Sales increased significantly as a result of the soaring prices of key materials such as copper and stainless steel wire being reflected in our products prices and a continuing steady flow of orders. We saw significant increases in sales of wires for electronics and electric and optical cables and slight increases in optical components and plastic products, with only a slight fall in electronics components. Overall, sales rose 28.5% as compared to the prior fiscal year and reached to ¥19,230 million.

(Consolidated operating income)

Despite steep increase of copper wire prices during the first quarter bearing down heavily on income, subsequently products price adjustment coupled with a steady flow of orders and improved production efficiency as a result of stepping up operations resulted in an overall 48.2% increase as compared to the prior fiscal year, taking operating income to ¥504 million.

(Consolidated ordinary income)

Having started to lease our former Ichikawa Plant at the start of the year, this brought in additional rental income totaling approximately ¥110 million. After recording foreign exchange gains equivalent to ¥108 million last year, this year saw foreign exchange losses of ¥3 million. Ordinary income therefore came to ¥569 million, up 18.9% as compared to the prior fiscal year.

(Consolidated net income)

In the absence of any substantial extraordinary gains or losses this year, net income after deductions for income tax and other taxes came to ¥330 million, an increase of 89.2% as compared to the prior fiscal year. Net income on a non-consolidated basis fell significantly as a result of posting sizeable losses on allowances for doubtful accounts in relation to loans to foreign subsidiaries.

(2) Overview of Group sales according to division

Sales according to division (consolidated)

(Fractions of less than a million yen rounded down)

Division \ Year	Current year (April 1, 2006 to March 31, 2007)	Previous year (April 1, 2005 to March 31, 2006)	Change
Electronics & optical products	Million yen	Million yen	%
Wires for electronics	13,310	9,852	35.1
Electronics components & precision manufacturing	1,238	1,272	- 2.7
Optical electronics products	517	492	5.0
Subtotal	15,065	11,617	29.7
Electric & optical cables			
Electric & optical cables	2,440	1,884	29.5
Others	551	338	62.9
Subtotal	2,992	2,223	34.6
Plastic and other products			
Plastic products	1,070	1,034	3.5
Wires, etc.	101	89	14.0
Subtotal	1,172	1,124	4.3
Total	19,230	14,964	28.5

(*) Sales of wires for electronics were made up of ¥7,996 million from magnet wires, ¥2,989 million from stainless steel wires and ¥2,323 million from plated wires for electronics components. ("Coated electric wires" will be referred to as "magnet wires" from now on.)

(Electronics and optical products)

(1) Sales of wires for electronics rose significantly as compared to the prior fiscal year on the back of a

continuing steady flow of orders and the fact that soaring prices for copper and stainless steel wires were reflected in our products prices. With increases of 41.3% in magnet wires, 20.0% in stainless steel wires and 36.5% in plated wires for electronics components, the division as a whole recorded increase of 35.1% as compared to the prior fiscal year.

At the Shirane Plant where our magnet and stainless steel wires are manufactured, we completed investment in the infrastructure needed to switch from in-house power generation to incoming power from a power company during the latter half of this year, thereby reducing our energy costs. We are also actively proceeding with capital investment in an effort to continue to increase the productivity and ensure quality.

(2) In terms of electronics components and precision manufacturing, sales remained at more or less the same level as the previous fiscal year, ending up down slightly as compared to the prior fiscal year.

(3) Sales of optical electronics products increased fractionally year on year as signs of slight improvements started to emerge in the optical communications equipment market after a difficult few years.

(4) Overall sales of electronics and optical products rose 29.7% as compared to the prior fiscal year, and reached to ¥15,065 million, with operating income increasing significantly to ¥512 million.

(Electric and optical cables)

In addition to a strong showing from elevator cables, sales of communication and signal cables both reached similar levels to the previous year. Sales of electric and optical cables increased by 29.5% as compared to the prior fiscal year, helped along by soaring copper wire prices, with overall sales in this division (including other products) increasing by 34.6% to ¥2,992 million. As a result of the time taken to reflect soaring copper wire prices in our sales prices and the slow process of getting production up and running on a stable basis again after moving plants at the end of the previous year, the division recorded an overall operating loss of ¥62 million.

Having finally stabilized production at the Chiba Plant, where our elevator cables and other such products are manufactured, during the latter half of this year, we have been able to go ahead with investment in improving and upgrading equipment and facilities in order to increase production in response to a high level of orders, as well as working on improving the efficiency of our production system.

(Plastic and other products)

Whereas sales of insulating pipes for air conditioners increased marginally as compared to the prior fiscal year, sales of underground pipes fell slightly. Sales of plastic products saw a minor increase as compared to the prior fiscal year, with overall sales in this division (including wires, etc.) rising by 4.3% as compared to the prior fiscal year and reached to ¥1,172 million. Operating income meanwhile fell short of the previous year at ¥53 million.

(3) Priority tasks

1) Priority tasks over the medium term include (1) establishing magnet wires, stainless steel wires and elevator cables as our core businesses for the time being, (2) pushing ahead with the restructuring and reorganization of our domestic operating structure, including subsidiaries, (3) increasing sales and enhancing competitiveness in Asia, with operations based in China and Taiwan and (4) improving profitability and stability.

We also intend to continue to repay loans on an ongoing basis and tighten up fund management based on anticipated cash flow in order to improve our financial standing. We intend to proceed with capital and other forms of investment and the repayment of loans, ensuring that we strike a balance within the limits of the company funds available.

2) Our medium term priorities in each segment are as follows.

(1) Our priorities with regard to wires for electronics include improving and establishing stable overseas production bases for high added value magnet and stainless steel wire products and further strengthening the foundations for superior competitive products, whilst also carefully assessing how best to proceed with plated wire products in view of the range of options available.

(2) Our priority with regard to electric and optical cables is to stabilize profits whilst continuing to develop new products and secure orders on the back of improvements to our equipment and facilities.

(3) Our priority with regard to plastic products is to proceed with the reorganization of our operating structure based on efforts to strengthen foamed products and improve pipe products.

(4) Our priority with regard to electronics components and precision manufacturing is to proceed with the restructuring of our operations, taking into account both the development of new businesses and

profitability.

3) In terms of targets management figures, we are placing top priority on increasing our profit margin and improving our financial standing. We are aiming to achieve a recurring profit margin on sales of at least 8%, a shareholders' equity ratio of at least 35% and a debt-equity ratio of less than 0.7.

4) Our dividend policy is as follows.
   (1) The decision whether or not to pay out dividends will be made based on consideration of our results for the year, the need to retain earnings and our future situation with regard to funds.
   Retained earnings will essentially be used to fund capital investment and the repayment of loans.
   (2) Because non-consolidated results account for the majority of the Group's results and the Group's funds on the whole are primarily operated on a non-consolidated basis, dividends are paid out in line with non-consolidated net income as a rule.
   (3) We are aiming for a dividend payout ratio of 30%.

We ask for the continued support and understanding of all of our shareholders in the future.

(4) Status of capital investment, etc.

Capital investment over the course of the current accounting year totaled ¥598 million. The majority of this total was made up of investment in the infrastructure needed to switch from in-house power generation to incoming power from a power company and investment in improving and upgrading equipment and facilities in order to increase production of magnetic wires and electric and optical cables.

The necessary funds to cover the relevant investments were covered by company funds.

(5) Changes in business outcomes and assets

Category / Term	111st term (April 1, 2003 to March 31, 2004)	112th term (April 1, 2004 to March 31, 2005)	113th term (April 1, 2005 to March 31, 2006)	114th term (April 1, 2006 to March 31, 2007)
Net sales (million yen)	13,489	14,447	14,964	19,230
Operating income (million yen)	653	554	479	569
Net income (million yen)	216	223	174	330
Net income per share (yen)	10.07	10.36	8.10	15.33
Total assets (million yen)	11,571	11,569	12,268	12,605
Net assets (million yen)	3,330	3,504	3,701	3,976
Net assets per shares (yen)	154.55	162.66	171.85	183.08

(6) Parent company and main subsidiaries (as of March 31, 2007)

(1) Parent Company

The Furukawa Electric Co., Ltd. is a parent company of us and holding 64.09% of the company shares (on voting rights basis).

Business transaction with out parent company is our purchases of raw materials and sales of products.

(2) Main subsidiaries

Company	Capital	% of the voting rights	Business Description
Rishin Kogyo Co., Ltd.	30 million yen	100.0	Manufacturing of stainless steel wires
Riken Denso Co., Ltd.	40 million yen	100.0	Manufacturing of electronics components
Riken Tokki Co., Ltd.	25 million yen	60.0	Manufacturing of electronics components
Riken Denshi Co., Ltd.	21 million yen	100.0	Manufacturing of electronics components
Riken Kosan Co., Ltd.	20 million yen	100.0	Processing of wire nettings
Chuetsu Riken Co., Ltd.	20 million yen	100.0	Processing of die
Riken Kako Co., Ltd.	15 million yen	100.0	Processing of cables

Taiwan Riken Electric Wire Co., Ltd.	100 million NT$	100.0	Manufacturing and sales of magnet wires
Riken Electric Wire Limited	100 thousand HK$	100.0	Manufacturing and sales of magnet wires

(7) Scope of business (as of March 31, 2007)

Category	Products
Wires for Electronics	<Magnet Wires> Polyurethane Wires Polyester Wires <Stainless Steal Wires> Wires for Precision Mesh Braiding Demisters Wires <Plated Wires> Solder-Plated Wires Tinned Copper Wires
Electronics Components / Precision Manufacturing	Magnet Wire Coil Print Circuit Board Assembly
Opt Electronics Products	Optical Couplers Optical Connectors Optical Filter Models Optical Thin Film Coater for DWDM application
Electric Cable /Optical Cable	Plastic Coated Cables Optical Cables Portable Cable with Plug & Receptacle
Plastic Products	Pipes for Under Ground Cable Foamed Polyethylene Products
Others	Wire Braiding Products, etc

(8) Main offices and plants (as of March 31, 2007)

(1) Riken Electric Wire Company Limited.

Head office: 12-22, Tsukiji 1-Chome, Chuo-ku, Tokyo
Branch office: Osaka Branch Office (Chuo-ku, Osaka)
Sales Office: Niigata Sales Office (Niigata city, Niigata pref.)
Opt-Electronics Division (Niigata city, Niigata pref.)
Plants: Shirane Plant (Niigata city, Niigata pref.)
Electronics Components Manufacturing Plant (Niigata city, Niigata pref.)
Chiba Plant (Ichihara city, Chiba pref.)
Ichishima Plant (Tanba city, Hyogo pref.)

(2) Subsidiaries

Domestic

Rishin Kogyo Co., Ltd. (Niigata city, Niigata pref.)
Riken Denso Co., Ltd. (Agano city, Niigata pref.)
Riken Tokki Co., Ltd. (Niigata city, Niigata pref.)
Riken Denshi Co., Ltd. (Niigata city, Niigata pref.)
Riken Kosan Co., Ltd. (Niigata city, Niigata pref.)
Chuetsu Riken Co. (Uonuma city, Niigata pref.)
Riken Kako Co., Ltd. (Ichihara city, Chiba pref.)

Overseas

Taiwan Riken Electric Wire Co., Ltd. (Taiwan)
Riken Electric Wire Limited (Hong-Kong)

(9) Employees (as of March 31, 2007)

Riken Group

Categories	Employees	from the end of previous fiscal year
Electronics & optical products	340	- 6

Electric & optical cables	49	1
Plastic and other products	25	1
total	414	-4

(10) Main loan creditor (as of March 31, 2007)

Creditor	Amount of loan credit (in million yen)
Mizuho Bank, Ltd.	1,127
The Chiba Bank, Ltd.	500
The Daishi Bank, Ltd.	429
Sumitomo Mitsui Banking Corporation	350
The Chuo Mitsui Trust and Banking Company Limited	240

2. Shares (as of March 31, 2007)

(1) Total number of outstanding shares: 21,550,000 shares
(2) Number of shareholders: 1,870 shareholders
(3) Main shareholders (more than 10 % of outstanding shares)

Name	Shareholders investment in the Company	
	Number of shares	Shareholding ratio (%)
The Furukawa Electric Co., Ltd.	13,774,277 shares	64.0

[Note] 11,137 shares of treasury stock are excluded in calculating the shareholding ratio.

(4) Other information about shares to be reported
No information to be reported

3. Corporate Officers

(1) Directors and Officers (as of March 31, 2007)

Position	Name	Assignment
Representative Director	Shiro Hashimoto	
Director	Ryuji Iwamoto	Personal & General Affairs, Finance &Accounting, Procurement, Information System
Director	Hidehisa Miyazawa	Products of Chiba Plant, Engineering, Opt-Electronics Components Division.
Director	Hiroyuki Takeuchi	Products of Electronics Components Division
Director	Toshikazu Nishijo	Sales of Shirane plant's products, Export control
Director	Takashi Miyata	Shirane Plant
Statutory Auditor (full time)	Mitsuo Takagi	
Statutory Auditor	Kiyoshi Takeuchi	# Full-time statutory auditor of The Furukawa Electric Co., Ltd.
Statutory Auditor	Kazuo Arita	# General Manager of Group Administration Dept. of The Furukawa Electric Co., Ltd.

[Note] Statutory Auditors, Kiyoshi Takeuchi and Kazuo Arita, are outside statutory auditors.

(2) Compensation of Directors and Auditors

	Directors		Auditors		total	
	Number of persons	Amount (in thousand yen)	Number of persons	Amount (in thousand yen)	Number of persons	Amount (in thousand yen)
Compensation paid in accordance with the Company's articles of incorporation or resolution of general shareholders meeting	6	74,100	3	12,300	9	86,400

(outside directors or auditors)	(−)	(−)	(2)	(2,100)	(2)	(2,100)

[Note] The compensation in the above table does not include the wages of employee paid to the directors who is concurrently working as an employee of the Company.

(3) Outside officers

(1) Assignment in other companies

Auditor, Kazuo Arita, is the general manager of Group Business Administration Dept. (Employee) of The Furukawa Electric Co., Ltd.

(2) Concurrent outside directors or auditors in other companies

Auditor, Kazuo Arita is an outside auditor of Furukawa Engineering & Construction, Inc. and an outside auditor of FCM Co., Ltd.

(3) The amount of directors' or auditors' compensation paid by Company's parent company or subsidiaries of Company's parent company

27,741,090 yen

(4) Activity in this fiscal year

1). Attendance at Board of Directors and Board of Auditors meetings of the Company

	Board of Directors meetings (of total 10 meetings)		Board of Auditors meetings (of total 6 meetings)	
	attendances	%	attendances	%
Auditor Kiyoshi Takeuchi	8	80.0	4	66.6
Auditor Kazuo Arita	6	60.0	3	50.0

2). Comments and remarks at Board of Directors meetings

Outside auditors, both Kiyoshi Takeuchi and Kazuo Arita, have checked the subject reported or resolved by asking questions and given comments when necessary from the perspective of outside auditors, at every Board of Directors meeting at which they attended.

3). Comments and remarks at Board of Auditors meetings

Each outside auditor, Kiyoshi Takeuchi and Kazuo Arita, has reported its audit result of outside auditor, checked the audit results of other auditors by asking questions and given comments when necessary from the perspective of outside auditors, at every Board of Auditors meeting at which they attended.

4. Accounting auditor

(1) Name of accounting auditor: Ernst Young Shin Nihon

(2) Amount of compensation

1) Amount of compensation in connection with the audit of this fiscal year: 19,000 thousand yen

2) Total amount of compensation and fees to be paid by Company and subsidiaries of Company to the accounting auditor: 19,000 thousand yen

[Note] Since the auditing agreement between company and the accounting auditor distinguish the amount of compensation payable for the audit under the Company Law of Japan and the audit under the Securities Exchange Law of Japan, the amount of compensation in this section include the compensation for the audit under the Securities Law of Japan.

(3) Policies on decision making on dismiss or non-reappointment of accounting auditor

The Board of Directors will propose, at a company's general shareholders meeting, dismiss or non-reappointment of an accounting auditor when it is necessary for such reasons as an impediment to the accounting auditors ability to fulfill its services, with the consent of Board of Auditors, or when requested by Board of Auditors.

5. System for ensuring that duties are performed by directors in compliance with laws, regulations, and the Articles of Incorporation and for ensuring the appropriateness of other duties (hereinafter referred to as the "internal control system").

[I. Basic Concept]

The company aims for efficient, transparent, and effective systems of corporate governance and internal control suitable for its size and the fact that the company is a subsidiary of The Furukawa Electric Co., Ltd.

[II. Basic Policy of the Internal Control System]

(1). Basic policy of business operations

The company regards the corporate mission, management policies, and action guidelines described below as imperatives in its management and business operations.

[Corporate mission]

We will extensively contribute to society by contributing to the prosperity of all stakeholders by providing customers with excellent products and services.

[Management policies]

① Devote ourselves to our "customer first" principle with the spirit that we offer something extra.
② Offer products that represent high quality to the customer.
③ Aim to create a dynamic company that respects humanity and mobilizes all available resources.
④ Enthusiastically take on new opportunities for the stability and growth of the company.
⑤ Accelerate the pace of management by setting examples, demonstrating leadership, and delegating authority.

[Action guidelines]

① Be aware that every employee supports the company.
② Take action with an eye on changes being made outside the company.
③ Stay young at heart and always be positive.
④ Set high goals and attempt to reach them.
⑤ Continually seek to innovate

(2). System for ensuring that duties are executed by directors and employees in compliance with laws, regulations, and the Article of Incorporation.

1). The Company shall chiefly follow the compliance systems established by the parent company for the Group, including The Furukawa Electric Group Action Guidelines, as a member of that Group.

2). The company shall ensure the effectiveness of internal control, including compliance, by establishing efficient and transparent systems of corporate governance and internal control, as described below.

i) Significantly reduce the number of directors, abolish rankings of directors, and simplify the structure of the Board of Directors so that directors can effectively supervise each other in an environment that will enable them to freely discuss their thoughts at Board of Directors meetings.

ii) With respect to performing duties, adopt the managing director system and make known how duties are performed and how internal control is conducted using a small number of managing directors so that the performance of duties and internal control can be mutually monitored inside the company.

iii) Establish a Board of Auditors and appoint a director, corporate auditor, or employee of the parent company as an outside auditor of the company on a regular basis so that management can be monitored and supervised from the standpoint of the shareholder.

iv) In principle, disclose internal rules and regulations, including the Articles of Incorporation and the Board of Directors Regulations of the company to all employees as internal electronic information to create a system that enables mutual monitoring of whether specific decisions are made and duties executed in accordance with rules and regulations.

(3) Rules and other systems for the management of risk of making a loss

1). The company shall strengthen risk management by producing a regular report on the performance of duties, by openly discussing important management issues at monthly meetings of the Board of Directors and meetings of the Management Committee held bimonthly in principle, and by constructing a system in which the performance of duties and internal control can be monitored by making them known throughout the Company.

2). The company shall work to manage safety and environmental risks based on the company rules, Quality Control Rules, Claim Processing Rules, and Environment Management Rules on safety and environment risks. The Company's central quality committee shall also work to manage safety and environment risks by taking overall responsibility for the management of safety and the environment, including work safety.

(4) System for ensuring that duties are efficiently performed by directors

1). The company shall determine important matters and supervise the execution of duties by managing directors at monthly meetings of the Board of Directors. The company shall also facilitate decision making on important matters by openly discussing important management issues and giving directions for the performance of duties at meetings of the Management Committee, held bimonthly in principle. In addition, the company shall endeavor to resolve important management issues by forming a committee for the purpose of discussing such issues.

2). For business operations, the company shall develop a medium-term plan that sets out strategies for the sustainability and growth of the company, set targets for each division, establish and execute initiatives to achieve the targets, and examine target results. The company shall also draw up a budget and set targets for each fiscal year and monitor the achievement of the targets.

(5) System for storing and managing information on the execution of duties by directors

The company shall store documents and electronic information in accordance with laws and regulations and internal regulations. Particularly for electronic information, the company shall carefully manage information in compliance with the current Company's rules, Rules on the Use of Internal Network Information and the Internet.

(6) System for ensuring the appropriateness of businesses in the corporate group, consisting of the company, its parent company, and its subsidiaries

1). As a member of the parent company's Group, the company shall adopt a system that ensures the appropriateness of business in accordance with the operation standards of the Group.

2). For its subsidiaries, the company shall establish organizations under the Company Law that reflect the conditions of the subsidiaries, send presidents and directors to them, and appoint directors with responsibility for these subsidiaries to ensure the appropriateness of their businesses. The company shall also carefully manage its subsidiaries, by preparing a report that includes information on how duties are performed, at meetings of the Board of Directors and Management Committee.

(7) Employees who should assist the corporate auditor

Although no employee is currently appointed to assist in the work of statutory auditors, the company shall assign staff for this purpose when the need arises. Appointments shall be determined by statutory auditors and directors through discussion.

(8) System for ensuring that reports to corporate auditors and audits of corporate auditors are effectively made

1). Upon discovering any potentially damaging fact, a director shall immediately report to a corporate auditor in accordance with laws and regulations.

2). The company shall work to strengthen the monitoring function of corporate auditors by appointing a director, a corporate auditor, or an employee of the parent company as an external auditor of the company on a regular basis so that audit are made with consideration towards the standpoint of the shareholder.

3). Corporate auditors shall supervise management by attending the Board of Directors meetings where they can gain an understanding of the decision-making process of directors and can gain knowledge on how duties are performed and by attending a bimonthly meeting in which an accounting auditor reports on accounting audits.

4). Full-time statutory auditors shall always attend the Board of Directors and the Management Committee meetings to understand how duties are performed and, when necessary, to conduct a business audit. Full-time statutory auditors shall also attend important meetings of accounting auditors and senior management for the purpose of supervising management.

[Reference]

Furukawa Electric Group Action Guidelines

1. Comply with domestic and international laws and regulations and act in accordance with internal regulations and other rules such as social norms and ethics.
2. Properly display and adequately disclose financial statements and other corporate information.
3. Deal with antisocial groups in a resolute manner.

4: Aim to create a company that is useful to society by developing products designed to aid the development of society and by providing reliable products and services.
5. Strive to act with consideration towards the protection of the global environment.
6. Respect human rights, cultures, and traditions as a member of the international community.
7. Create a company in which employees feel motivated, comfortable, and fulfilled.
8. Strive to maintain and improve the robust, friendly relationships we have with all of our stakeholders.

(copies of financial statements)

Consolidated Balance Sheet

(as of March 31, 2007)

(Unit: 1,000 yen)

Item	Amount	Item	Amount
Assets		**Liabilities**	
Current Assets	8,015,500	**Current Liabilities**	7,201,623
Cash & cash equivalents	1,011,082	Notes & accounts payable	3,267,191
Trade notes & accounts receivable	5,231,790	Short-term loans	3,041,924
Inventory assets	1,576,373	Accrued expenses	317,533
Deferred tax assets	74,370		
Other	130,152	Accrued income and other taxes payable	135,571
Allowance for doubtful accounts	△ 8,267	Reserve for bonuses	13,475
Fixed Assets	4,590,348	Other	425,929
Tangible Fixed Assets	3,595,360	**Long-term liabilities**	1,427,643
		Long-term loans	5,355
Buildings & structures	1,071,852	Reserve for retirement benefits	1,336,393
Equipment & vehicles	1,341,723	Other	85,895
Tools, instruments & supplies	140,776	Total Liabilities	8,629,266
Land	808,596	**Shareholders' Equity**	
Construction in progress	232,413	**Shareholders' equity**	4,075,310
Intangible Fixed Assets	3,575	Capital stock	1,870,500
Investments & Others	991,413	Capital surplus	844,489
Investment securities	611,074	Retained earnings	1,362,353
Deferred tax assets	216,593	Treasury stock	△ 2,032
		Appraisals, exchange difference, etc.	△ 131,942
Other	180,421	Other securities appraisal differences	39,431
Allowance for doubtful accounts	△ 16,675	Profit/loss on deferred hedge	△ 647
		Foreign currency translation adjustments	△ 170,726
		Minority interest	33,214
		Total shareholders' equity	3,976,582
Total Assets	12,605,848	**Total liabilities & shareholders' equity**	12,605,848

Note: The stated amounts are rounded off to the nearest 1,000 yen.

Consolidated Income Statement

[April 1, 2006
To March 31, 2007]

(Unit: 1,000 yen)

Item	Amount
Sales	**19,230,530**
Cost of sales	**17,555,131**
Gross profit on sales	**1,675,399**
Sales and administrative expense	1,171,249
Operating income	**504,150**
Non-operating income	209,548
Rent	170,876
Others	38,672
Non-operating expenses	**143,861**
Interest expenses	47,892
Cost of leased assets	35,903
Others	60,066
Ordinary income	**569,837**
Extraordinary income	**21,950**
Gain on sale of fixed assets	1,389
Gain on sale of investment securities	20,561
Extraordinary loss	**82,384**
Loss on disposition of fixed assets, etc.	39,309
Loss on impairment depletion of land	4,315
Factory relocation costs	28,601
Loss on disposition of investment securities	10,159
Net income before income taxes and other adjustments	**509,403**
Income taxes and others	216,688
Adjustment to income taxes deferred	□ 37,112
Minority interests	384
Current net income	**330,211**

Note: The stated amounts are rounded off to the nearest 1,000 yen.

Consolidated Statement of Change in Shareholders' Equity

April 1, 2006
To March 31, 2007

(Unit: 1,000 yen)

	Shareholders' Equity				
	Capital Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders' Equity
Balance as of March 31, 2006	1,870,500	844,489	1,096,763	□1,720	3,810,032
Changes during this fiscal year					
Payment of dividends on retained earnings	–	–	□ 64,621	–	□ 64,621
Current net income	–	–	330,211	–	330,211
Acquisition of treasury stock	–	–	–	□ 312	□ 312
Changes during this fiscal year for items other than shareholders' equity (net)	–	–	–	–	–
Total amount of changes during this fiscal year	–	–	265,590	□ 312	265,278
Balance as of March 31, 2007	1,870,500	844,489	1,362,353	□2,032	4,075,310

	Appraisal, Exchange Difference, Etc.				Minority interest	Total net assets
	Other securities appraisal differences	Profit/loss on deferred hedge	Foreign currency translation adjustments	Total appraisal, exchange, difference, etc.		
Balance as of March 31, 2006	55,922	–	□164,234	□108,312	33,598	3,735,318
Changes during this fiscal year						
Payment of dividends on retained earnings	–	–	–	–	–	□ 64,621
Current net income	–	–	–	–	–	330,211
Acquisition of treasury stock	–	–	–	–	–	□ 312
Changes during this fiscal year for items other than shareholders' equity (net)	□16,491	□647	□ 6,492	□ 23,630	□ 384	□ 24,014
Total amount of changes during this fiscal year	□16,491	□647	□ 6,492	□ 23,630	□ 384	241,264
Balance as of March 31, 2007	39,431	□647	□170,726	□131,942	33,214	3,976,582

Note: The stated amounts are rounded off to the nearest 1,000 yen.

Notes to Consolidated Financial Statements

(Summary of Significant Accounting Policies on which the Consolidated Financial Statements are Based)

1. Scope of Cosolidation

The nine consolidated subsidiaries are Rishin Kogyo Co., Ltd., Taiwan Riken Electric Wire Co., Ltd., Riken Electric Wire Limited, Riken Denshi Co., Ltd., Riken Kosan Co., Ltd., Riken Kako Co., Ltd., Riken Denso Co., Ltd., Riken Tokki Co., Ltd., and Chuetsu Riken Co., Ltd.

2. Application of Equity Method

The sole affiliate company is Shindo Kogyo Manufacturing Co., Ltd., to which the equity method is applied.

3. Fiscal Years of Consolidated Subsidiaries

The last day of the fiscal years of consolidated subsidiaries is the same as the consolidated closing date.

4. Accounting Principles

(1) Significant Asset Appraisal Standard and Appaisal Method

a. Securities

Other securities

Marketable: Market value method based on the market price, etc., on the last day of the period. (The appriasal difference is treated by directly charged to the total net assets, and the cost of sales is calculated using the gross average method.)

Unmarketable: Cost method based on the gross average method.

b. Inventory assets

Principally the cost method based on the gross average method..

(2) Method for depreciating significant depreciable assets

a. Tangible fixed assets

The declining balance method is used (The fixed amount method is used for foreign consolidated subsidiaries). However, the fixed amount method is used for buildings (excluding equipment attached with buildings) acquired after April 1, 1998.

The main periods of depreciation used are as follows.

Buildings and structures 3 to 31 years
Equipment and vehicles 2 to 14 years
Tools, instruments, and supplies 2 to 10 years

b. Intangible fixed assets

The fixed amount method is used. However, for software used in-house, the fixed amount method based on the in-house availability period (5 years) is used.

(3) Recording standard for significant reserves

a. Reserve for doubtful accounts

To prepare for losses due to doubtful claims, such as for accounts receivable and loans, the loan loss ratio is used to calcuate the amount for general claims, and for special claims, such as claims likely to default, the possibility of recovery of each case is taken into consideration and then the estimated unrecoverable amount is calculated.

b. Reserve for bonuses

The estimated allowance amount that should be born for the current period is calculated by the subsidiary to prepare for paying employee bonuses.

c. Reserve for retirement benefits

This is calculated based on the retirement allowance liability and pension asset estimated amount at the end of this consolidated fiscal year to prepare for the retirement benefits for employees of the Company.

Mathmatical calcualtion differences are treated as expenses from the next consolidated fiscal year after they occur using the fixed amount method over 5 years.

Past liabilities are treated as expenses using the fixed amount method over 5 years.

(4) Method for accounting for significant lease transactions

Finance lease transactions other than those for which it is recognized that the ownership of the leased property will be transferred to the lessee are accounted for as a regular lease transaction.

(5) Method for accounting for significant hedges

a. Hedge accounting method

Deferred hedge accounting is used. Foreign exchange contracts are accounted for by periodical allocation method when the conditions for such method are met.

b. Hedging Instruments and Hedge Subject

Hedging Instrument	Hedge Subject
1 Foreign exchange contract transaction	Foreign currency denominated accounts receivable claims
2 Interest swap transaction	Loan

c. Hedge fund policies and hedge effectiveness evaluation method

Foreign currency and interest related derivative transactions are used to reduce the risk associated with fluctuations in foreign exchange and interest markets for future transactions and to reduce the cost of capital purcurement.

Deriviative transactions are conducted for accounts receivable claims and loans based on actual demand, and no derivative transactions that would increase market risk are conducted. In addition, due consideration is given to credit risk when selecting contract parties. Therefore, the market risk and credit risk associated with the use of derivatives are deemed to be minimal.

Further, derivative transactions are conducted in accordance with company rules and transactions are controlled including the determination of hedge effectiveness.

(6) Goodwill depreciation method and period

Uniform depreciation over 5 years is used.

(7) Accounting for consumption tax

The net of tax method is used.

5. Consolidated subsidiary assets and liabilities appraisal method

The comprehensive fair market value method is used to appraise the assets and liabilities of consolidated subsidiaries.

Change in Significant Items Basic to the Preparation of Consolidated Financial Statements

Beginning with the current consolidated fiscal year the "Accounting Standard for Presentation of Net Assets in the Balance Sheet and Its Implementation Guidance" (Accounting Standards Board of Japan Statement No.5, December 9, 2005) and Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standards Board of Japan Guidance No.8, December 9, 2005) are applied.

The total amount for the assets section using the previous accounting method would be 3,944,015 thousand yen.

(Notes to the Consolidated Balance Sheet)

1. Total depreciation for tangible fixed assets 12,145,546 thousand yen

2. Assets offered as collateral Tangible fixed assets 1,895,931 thousand yen

Collateral related liabilities Short-term loans 1,354,524 thousand yen
Long-term loans 5,355 thousand yen

3. Notes maturing on the last day of consolidated fiscal year

Notes maturing on the last day of the consolidated fiscal year were treated as being paid on the maturation date although the last day of the current consolidated fiscal year fell on a bank holiday. The amount of notes maturing on the last day of the current consolidated fiscal period are as follows.

Notes receivable	206,650 thousand yen
Notes payable	288,529 thousand yen
Current liabilities "Others"	5,579 thousand yen

(Notes to the Consolidate Statement of Change in Shareholders' Equity)
1. Total number of shares issued as of the last day of the current consolidated fiscal year
Common stock 21,550,000 shares
2. Dividends on retained earnings paid during the current consolidated fiscal year

Resolution	Type of Stock	Total Dividend Amount (1,000 yen)	Dividend Per Share (yen)	Base Date	Date Effective
General shareholders meeting held on June 28, 2006	Common stock	64,621	3.00	March 31, 2006	June 29, 2006

3. Dividends on retained earnings paid at the end of the current consolidated fiscal year

Resolution	Type of Stock	Dividend Source	Total Dividend Amount (1,000 yen)	Dividend Per Share (yen)	Base Date	Date Effective
General shareholders meeting held on June 27, 2007	Common stock	Retained earnings	64,617	3.00	March 31, 2007	June 28, 2007

(Notes to the Statement of Dividend Per Share)
1. Net assets per share 183.08 yen
2. Current net income per share 15.33 yen

- Audit report of accounting auditor on the consolidated financial statements
  This item is omitted in this summary.
- Audit report of meeting of the statutory auditors on the consolidated financial statements
  This item is omitted in this summary.

Non-consolidated Financial Statements

All following items included in non-consolidated financial statements are omitted in this summary.

- Non-consolidated Balance Sheet (as of March 31, 2007)
- Non-consolidated Profit and Loss Statement (April, 1 2006 to March 31, 2007)
- Non-Consolidated Statement of Change in Shareholder's Equity
  (April, 1 2006 to March 31, 2007)
- Notes to Consolidated Financial Statements
- Audit report of accounting auditor on the consolidated financial statements
- Audit report of meeting of the statutory auditors on the consolidated financial statements

IV Material events after the close of last fiscal year on the part of an absolute parent company (as of December 14, 2007)

1. Execution of Share Purchase Agreement regarding the sales of our US subsidiary's shares

We executed the share purchase agreement regarding the sales of all the shares issued by Optical Communication Products, Inc., our US subsidiary which manufactures optical components, owned by us, to Oplink Communications, Inc., on April 23, 2007, and the sales was completed on June 6, 2007.

(Summary of Sales)
1. Number of shares sold: 66,000,000
2. Revenue: 99 million US dollars
   Among total revenue, we received 84 million US dollars (85%) in cash and the remaining 15% portion by Oplink Common Shares (857,258 shares).
3. Profit: approximately 1.1 billion Japanese Yen (occurred on non-consolidated basis only)

2. Execution of Stock Exchange Agreement in which our subsidiary will be our wholly-owned subsidiary and Corporate Division Agreement in which such subsidiary will succeed a part of our business

On July 27, 2007, we executed with Furukawa AS (i) Stock Exchange Agreement in which Furukawa Automotive Parts Inc. (whose name was amended as Furukawa Automotive Systems Inc. ("Furukawa AS") on October 1, 2007), and (ii) Corporate Division Agreement in which Furukawa AS will succeed our automotive parts business. Stock Exchange was completed on September 14, 2007, and Corporate Division was completed on October 1, 2007.

3. Repurchase of Treasury Stock

EXHIBIT II-C

In accordance with Section 156 and Section 165, Paragraph 3 of Corporate Act, we repurchased our treasury stock as follows:

1. Stock repurchased: Common Stock
2. Number of stock repurchased: 8,941,000
3. Total amount of repurchase: 4,999,668,000 Japanese Yen
4. Period of Repurchase: August 31, 2007 through September 7, 2007
5. Method of Repurchase: market buying at Tokyo Stock Exchange

END